September 30, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance 100 F

Street, N.E.

Washington, DC 20549-6010

Attention: Gregory Herbers

Re:	Benson Hill, Inc.
Registration Statement on Form S-l
File No. 333-259679

Dear Mr. Herbers:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on October 4, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Benson Hill, Inc. (the “Company”) or its counsel may request via telephone call to the Staff. Please contact David Sakowitz of Winston & Strawn LLP, counsel to the Company, at (212) 294-2639 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Benson Hill, Inc.

By:	/s/ DeAnn Brunts
Name:	DeAnn Brunts
Title:	Chief Financial Officer

cc: David Sakowitz, Esq.